Filed by Castlight Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Jiff, Inc.
Commission File No: 001-36330

The following is a blog post dated February 23, 2017 by Derek Newell, Chief Executive Officer of Jiff, Inc.:

A New Chapter for Jiff
When I came to Jiff in 2011, it was a small team with a big idea: realizing the full potential of the digital health revolution. We wanted to bring our combined expertise in building addictive apps and crafting digital healthcare solutions together to work on the toughest problems in American healthcare.

We saw how disruptive the new generation of wearables and digital health apps were and how they could empower consumers to take charge of their health and bring down costs for us all. What was needed was a way to personalize these offerings, engage and motivate people to use them, make it easier for employers to manage them, and, most importantly, connect these apps, devices and services directly to people’s benefits. Our mission is simple: to build the future of enterprise healthcare.

Over the past few years, the Jiff team has done so much to make this a reality. Our platform brings together the industry’s best apps and programs so that companies can offer employees a total well-being solution. Employees are using these programs too; as one of our recent studies found, of employees offered a wearables program through Jiff, more than half of those under 40 years old and a third of those over 50 years old participated.

The Jiff platform is currently available to the employees and dependents of more than 40 companies.

So when the opportunity arose to combine forces with Castlight Health, I was intrigued. Castlight is a company that I have long admired, and has always had a mission well aligned with our own. The company began as an innovator in healthcare transparency —  not just putting data out there, but giving employers a way to operationalize it to bring down costs and deliver better care. Over the past few years, Castlight Health has evolved its products to have a complete set of decision support tools for people managing their conditions and accessing care. They help millions of employees make better decisions by guiding them to the right program, care, and provider.

The more we talked, the more it became apparent that by combining the two companies, we could create the most comprehensive health benefits program on the market. Take how we at Jiff know how to harness the power of digital health solutions and engage employees to use them, and combine that with Castlight Health’s robust data assets, decision support and personalized communications and employee outreach capabilities. We knew this would be a game-changer for benefits management.

Together, we will be able to match employees with a completely personalized benefit offering, engage them throughout their healthcare experience, and serve up the best health solution for every need. For employers, we will offer rich insights into the health of their population, allow them to administer benefits in entirely new ways, and provide access to our entire ecosystem through one platform. Our combined company will fulfill the promise of the digital health revolution by offering health benefits navigation and engagement, bringing together an unprecedented range and depth of technology capabilities into a single platform.

There are a lot more details about this deal that can be found here: [http://www.castlighthealth.com/press-releases/castlight-health-announces-strategic-acquisition-of-jiff/]. We believe that this deal will create an industry leader that can deliver more to our current customers, and create a health benefits platform that is leaps and bounds better than anything on the market today in helping to lower healthcare costs and cultivating engaged, happier, and healthier employees.

On behalf of the entire Jiff team, I want to say that we are incredibly proud of how far we’ve come and excited about this next chapter in our company’s growth.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transaction between Castlight Health, Inc. (“Castlight”) and Jiff, Inc. (“Jiff”), Castlight has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") (Registration Statement No. 333-215861), and this registration statement, as amended, was declared effective by the SEC on February 14, 2017. This registration statement contains a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction. Castlight and Jiff will mail the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about February 24, 2017. Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff is included in the joint proxy statement/prospectus/information statement that Castlight has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.